Exhibit 4.17

This Agreement is made on the 27th day of September 2006 between

Philips Electronics Hong Kong Limited, Philips Semiconductors Competence Centre HK (“Philips”)

And

PSi Technologies, Inc., also acting on behalf its affiliated companies (“PSI”)

WHEREAS Pursuant to a meeting held in Hong Kong on 27th day September 2006,

Philips and PSi have reached a final settlement in relation to the termination of the supply agreement made between Electronics Devices Limited, Philips Electronics UK Ltd. And PSi Technologies, Inc. 14th January 2004 (“Supply Agreement”).

NOW, the parties agree as follows:

1.	With effect from 27th September 2006 (“Termination Date”), the Supply Agreement is terminated.

2.	Both Parties refer to the attached Total Cost Summary as shown in Annex A and both parties agree to settle all outstanding obligations and liabilities detailed thereto.

3.	Each party agrees to release the other party from all obligations and liabilities which may arise under any terms and conditions contained in the Supply Agreement, and all the rights created thereunder shall also be terminated at the same time.

4.	Details regarding the termination of the Supply Agreement will be defined and agreed upon between the parties in a separate document. Each party hereby releases the other from all obligations liabilities and claims whatsoever which it has against the other party for or by reason or in respect of any terms and conditions under the Supply Agreement. In this regard, neither party shall not raise any further claims or otherwise against the other party.

5.	The governing law and jurisdiction of this Agreement shall be the same as those set out in the Supply Agreement.

Philips Electronics Hong Kong Limited Philips Semiconductors Competence Centre HK		PSi Technologies, Inc.

By:	/s/ THEO HALDERS	By:	/s/ GORDON J. STEVENSON
Name:	Theo Halders	Name:	Gordon J. Stevenson
Title:	VP & GM	Title:	COO

Annex A

9.	Total Cost Summary (2006-09-27 Meeting)

(1) Leadframe & Other Materials	US$	31
(2) Equipment Spare Parts	US$	341K	*
(3) Low Grade & Excess Unit	US$	10K
(4) Equipment Restoration		(US$7.6K	)
(5) PSPI Material Purchase Support		(US$478K	)
(6) PSI-CD Subcon Cost	US$	103.4K

Total	US$	0K

Remarks: PSI will return all Philips equipment and spare parts to Philips HK.

In relation to the post termination arrangement of the supply agreement, the parties agree that:

1.	PSi shall within reasonable period from the Termination Date, return all the consigned equipment and all spare parts to such location as designated by Philips.

2.	Philips shall use it reasonable effort in assisting PSi in identifying alternative applications for the excess materials.